FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-255934-11

From:	Spgsyndicate BMO Capital Markets (BMO CAPITAL MARKETS) At: 03/14/24 12:22:04 UTC-4:00
Subject:	*[REDACTED]* BMO 2024-C8 -- Pricing Details (Public)(ext)

BMO 2024-C8 -- Pricing Details (Public)(ext)

$616.323mm Offered Conduit CMBS

Co-Lead Managers & Joint Bookrunners:	BMO Capital Markets Corp., Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and UBS Securities LLC
Co-Managers:	Academy Securities, Inc., Bancroft Capital, LLC and Drexel Hamilton, LLC
Rating Agencies:	Fitch/KBRA/S&P
Offering Type:	SEC-Registered

Offered Certificates-Public

Class	Fitch/KBRA/S&P	Size($mm)	WAL(yr)	Credit Support	Spd	Yld(%)	Cpn(%)	$Px
A-1	AAAsf/AAA(sf)/AAA(sf)	3.431	2.49	30.000%	**Auction Complete**
A-2	AAAsf/AAA(sf)/AAA(sf)	23.712	4.83	30.000%	J+135	5.64970	6.35359	102.99993
A-5	AAAsf/AAA(sf)/AAA(sf)	444.341	9.76	30.000%	J+95	5.23355	5.59801	102.99994
A-SB	AAAsf/AAA(sf)/AAA(sf)	6.921	7.27	30.000%	J+102	5.31558	5.79406	102.99998
A-S	AAAsf/AAA(sf)/AA+(sf)	83.721	9.96	17.750%	J+127	5.55257	5.91102	103.00000
B	AA-sf/AA-(sf)/AA-(sf)	28.192	9.96	13.625%	J+150	5.78257	6.14123	102.99996
C	NR/A-(sf)/A-(sf)	25.848	9.96	9.843%	J+200	6.28257	6.23460	99.99989

Transaction Summary

Pool Balance:	$683,436,933
Number of Loans:	52
Number of Properties:	65
WA Mortgage Rate:	6.83843%
WA UW NCF DSCR:	2.46x
WA Cut-Off LTV:	47.6%
WA UW NOI Debt Yield:	18.1%
10 Largest Loans as % IPB:	68.7%
WA Rem. Term to Maturity:	116

Loan Sellers:	BMO (14.5%), CREFI (17.3%), GACC (17.3%), SMC (9.5%), NCB (8.6%), GSMC (6.8%), LCF (5.9%), MSMCH (5.9%), ZBNA (5.6%), LMF (4.0%), UBS (2.9%), BSPRT (1.6%)

Top 5 Property Types:	Retail (48.5%), Multifamily (17.0%), Industrial (15.8%), Data Center (9.5%), Hospitality (5.2%)

Top 5 States:	NY (22.9%), GA (13.1%), IL (12.8%), CT (9.9%), OH (7.4%)

U.S. Risk Retention:	Horizontal
E.U. Risk Retention:	The transaction is not structured to satisfy the EU risk retention and due diligence requirements.

Master Servicer:	Wells Fargo Bank, National Association and National Cooperative Bank, N.A.
Special Servicer:	Rialto Capital Advisors, LLC and National Cooperative Bank, N.A.
Trustee/Certificate Administrator:	Wilmington Savings Fund Society, FSB and Citibank, N.A.
Operating Advisor/Asset Representations Reviewer:	BellOak, LLC
Directing Holder/Controlling Class Representative:	RREF V - D AIV RR H, LLC

Anticipated Timing

Anticipated Settlement: March 28, 2024

The depositor has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) (SEC File No. 333-255934) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the depositor or any underwriter or dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-864-7760.

THESE MATERIALS ARE BEING PROVIDED TO YOU FOR INFORMATIVE PURPOSES ONLY IN RESPONSE TO YOUR SPECIFIC REQUEST. THE UNDERWRITERS DESCRIBED IN THESE MATERIALS MAY FROM TIME TO TIME PERFORM INVESTMENT BANKING SERVICES FOR, OR SOLICIT INVESTMENT BANKING BUSINESS FROM, ANY COMPANY NAMED IN THESE MATERIALS. THE UNDERWRITERS AND/OR THEIR AFFILIATES OR RESPECTIVE EMPLOYEES MAY FROM TIME TO TIME HAVE A LONG OR SHORT POSITION IN ANY SECURITY OR CONTRACT DISCUSSED IN THESE MATERIALS. THE INFORMATION CONTAINED HEREIN SUPERSEDES ANY PREVIOUS SUCH INFORMATION DELIVERED TO ANY PROSPECTIVE INVESTOR AND WILL BE SUPERSEDED BY INFORMATION DELIVERED TO SUCH PROSPECTIVE INVESTOR PRIOR TO THE TIME OF SALE.

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BMO Capital Markets is a trade name used by BMO Financial Group for the wholesale banking businesses of Bank of Montreal, BMO Harris Bank N.A. (member FDIC), Bank of Montreal Europe p.l.c, and Bank of Montreal (China) Co. Ltd, the institutional broker dealer business of BMO Capital Markets Corp. (Member FINRA and SIPC) and the agency broker dealer business of Clearpool Execution Services, LLC (Member FINRA and SIPC) in the U.S., and the institutional broker dealer businesses of BMO Nesbitt Burns Inc. (Member Investment Industry Regulatory Organization of Canada and Member Canadian Investor Protection Fund) in Canada and Asia, Bank of Montreal Europe p.l.c. (authorized and regulated by the Central Bank of Ireland) in Europe and BMO Capital Markets Limited (authorized and regulated by the Financial Conduct Authority) in the UK and Australia.